SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 2, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Q & A
Forward-Looking Statements
Cautionary Disclaimer/Legend

THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY TELIA AB ON OCTOBER 1, 2002.

TELIASONERA PRESS CONFERENCE IN HELSINKI, FINLAND, TUESDAY OCTOBER 1, 2002 AT 10.30 AM (Finnish time)

“EXCHANGE OFFER PERIOD EXPECTED TO COMMENCE ON OCTOBER 7"

Anders Igel, President & CEO, Telia AB: Okay, could everybody please get seated down so that we can get to the beginning of this press conference. First of all, I would like to welcome all the press and the media people here on Sonera’s premises to this press conference. I hope that this will be a successful and exciting day, at least we are feeling so and now I will introduce Anders Igel, President and CEO of Telia and also the President and CEO of the coming company. Please, Anders.

Thank you very much, Harri, and good morning everyone. Welcome to this press conference. Today we will inform you about the press release we sent out yesterday that we will launch the offer for prospectors and we have now managed to finalize negotiations with the SEC apart from a few very minor things that are pending which we expect to settle today. Because of that we felt that we were ready to go.

This is a presentation that will cover the offer itself, the group strategy, governance and management of the new company, market position, that we have very fine synergies, the financial view and we will talk about the offer conditions. So the offer period commences on October 7th, as we expect and we think that will stay, and closes on November 8th. We will offer 1.51440 new shares for each Sonera share through a public tender offer. And that means that the Telia shareholders will own about 64% of the new company and the Sonera shareholders about 36%. The TeliaSonera share will be listed in Stockholm, Helsinki and on NASDAQ. We have been granted, as you know already, the European Union clearance. Also, all the other regulatory clearances. So now it is up to the shareholders.

The timing of the offer, you can see here, it is a preliminary timetable and it means that now we are, after a lot of preparations, ready to go. Now let’s talk about the Group strategy. We have worked together, the management of the new company and we are proud to present a very focused and crisp strategy for the new company. Simply speaking, we have a passion for customers and profits. We want to satisfy our customers and really give them what they want and we want to satisfy our shareholders by giving them profits. And the whole theme in the strategy goes back to these two things of increased customer-orientation and results-orientation in the company. The Group strategy is to, first of all, focus on our core business, in our home markets in the Nordic and the Baltic regions, to adopt a strong, customer-oriented approach, accelerate our customer-orientation in the two companies, to pursue growth opportunities in the east, and, very importantly, to increase profits and cash flow. Let’s look at each of these in little more detail.

First of all, the home market. The home market is the Nordic and Baltic countries, and the green parts are areas where we have a broad offering where we are basically serving all the different segments within telecommunications services. In the blue areas, Norway and Denmark, we are more focused, we will expand the scope when given opportunities, if they are profitable opportunities, and ultimately our scope, one way or the other, is to be able to offer a broad range of telecommunications services for the whole Nordic area and creating a Nordic and Baltic powerhouse.

Adopting a customer-oriented approach, it’s very important to us, and it is in a way a shift from being a technology-driven, network-driven company to becoming, even more so than today, services-based company providing services to the customers, of course based on strong technology. We will continue to do that. We will not dispose of our networks, we will not dispose of our technology but it is a basis and what really matters is the service we are offering to our customers. We will accelerate that change through-out the two companies. Also, changing from a product approach to rather putting ourselves all the time in the customer perspective. Having a customer-driven, a customer segment approach. So really, governance will be based on real customer needs.

We will continue to pursue growth opportunities in the whole market by number of actions. First of all, by being increasingly customer-driven, of course, but that will also come from improved service levels; that we will combine the different offerings that we have in our toolbox – whether it’s mobile, fixed or internet and really use the scope that we have inherent in our companies by using more cross-selling, being able to present more easy-to-use services what it really means to the customers rather than taking for granted. Being innovative in how we package services. It is not so that we have to develop a big amount of new services, we have lots of them. It is merely about packaging things in an intelligent way so that it appeals to our customers even more than today. To use our possibilities in the Nordic domain, to offer Pan-Nordic services to all these companies that are really established on the Pan-Nordic basis. And, to go into telecommunications intensive, IT services which is to slightly expand the scope of traditional transport telecommunications services by providing such telecom services that are borderline to IT. Telecom really means a lot to provide certain industries specific solutions where both telecom and IT are essential.

And all this, we believe, will lead to that we can take market shares, also in our home markets, in selected parts, in selected segments. And that means that we will go for growth also in our home markets: take back those shares we have lost or grab those market shares that we never had by going for these opportunities. Outside the home market, naturally there are a lot of growth opportunities because that is the nature of these markets. Russia, for instance, which has a very strong growth potential and that we would like to regard, potentially, as our extended home market. I hope that we will be given the right opportunities, to be able to invest to pursue those growth opportunities. Turkey is a strong market position for us. Turkcell is a company where we have 40 million customers by mid-year, it’s actually even more now, it’s moving quickly, we think it’s over 50 now. Eurasia has a strong growth potential, and we have now managed, Sonera has managed to consolidate the mobile part of the Fintur business. As you know, we have re-focused our international carrier business and we will see growth, profitable growth, in the international carrier business. Long-term: it’s about using our home market strength, the Nordic powerhouse, as a platform for participating in the further consolidation of the telecommunications services industry in a way that makes sense to our shareholders, creating value for them. Of course right now, all focus is on building the combined company and doing that well. Generating increased profits and cash flow is of course of paramount importance. We said we have a passion for customers and profits. And in the chapter of profits, we would very much like to include cash flow. So, where will that come from? It will come from synergies resulting from the merger, it will also come from stand-alone improvements, continuing the efficiency programs which we have on both sides on Telia and Sonera and introducing new efficiency programs. By being larger, and by benchmarking, we think we can improve on stand-alone basis, not just from the synergy point of view. That’s very important. And I believe that the majority of the stand-alone improvements will actually come from the same types of areas as the synergies themselves. We will divest non-core assets. We will also improve under-performing businesses like we have started to take more strong actions in the international carrier business, we have already taken and we will continue to act to improve our position in Denmark and, as you know, Sonera is continuing relentlessly to improve the service businesses and that is going very well.

Now let’s switch to government and management, how will we run this company. The company will be run as one integrated company with a strong central control on such matters where it really makes sense to have central control: global matters, strategic matters, taking out synergies and stand-alone improvements. At the same time, we don’t want to interfere unnecessarily in the ongoing day-to-day operations: business is local. And because of that, we will de-centralize that to profit centers. So, it is a balance between being very effective and quick and commercial and profitable in our ongoing local business. At the same time, making sure that we do not sub-optimize but take the view of what is best for the corporation as a whole, because otherwise we cannot capture our synergies. And because of that, we will have profit centers, and two strong global corporate operational units. The green ones are the profit centers which are country-based, one for Sweden, one for Finland, one for the other home markets which means Norway, Denmark and the Baltic countries, and then one for international operations. International operations containing our business in Turkey, Russia and so on. The international carrier as well. The two blue ones are two very important units for this company to work well. Marketing, Products & Services, we will coordinate our services from a commercial point of view making sure that we have as much as possible common product portfolio preparing product road maps and so on. At the same time, in network and technology we will make sure that we will unify and harmonize our platforms, whether its IT systems or telecom platforms. This is very important for the Group going forward. So it’s going to be team play by a number of people who together look at the Group and the country perspective at the same time. The company name will be changed to TeliaSonera when we talk about the Group as a whole.

The management of the Group looks as follows: as you already know, I will be the CEO of the Group and Harri Koponen will be the Deputy CEO. Kim Ignatius will become the CFO in the new Group, welcome Kim. And the corporate functions are not all of them defined yet, we are in the process of continuing to shape the new company but we can say that Michael Kongstad will be in charge of Corporate Communications, and Jan-Henrik Ahrnell will be in charge of the legal side. On profit centers, I will act as the head of Sweden for the time being but we are going to look for a new person to lead that business. Anni Vepsäläinen will lead the Finnish profit center. Kenneth Karlberg will lead the Norway, Denmark, Baltic business and Aimo Eloholma International Operations. The two global operational units will be lead by Lars-Gunnar Johansson, Networks and Technology, and Harri will also lead the Marketing, Products and Services unit.

Now let’s talk about our market position. And please, Harri.

Harri Koponen, President & CEO, Sonera Corporation: Yes, what is TeliaSonera all about? I think this is what Telia and Sonera are together: a very big powerhouse when you look at the numbers of subscribers, more than 8 million mobile subscribers today, if you look at the fixed side, the same thing. We are over 8 million in the network and if you look at the combined capabilities of this new company, it’s an extremely good market position to start the journey. If I’m looking at our position in the mobile footprint, this tells you which is our position in the Nordic and the Baltic context. And as you can see, we have a very good grip on all operations. And you can also see that the market position is also very pleasant. If we look at the fixed side, the situation is not completely the same but it is also looking good: we can serve our customers, whether it is the mobile of the fixed, we can serve them well within our Nordic and Baltic home market as we call it. Norway is not covered by the green color because there is only the mobile operations existing. When we look at the international position outside this domestic market, we can say that Russia is one of those growth opportunities where we can work together and create more value for our shareholders and of course more value for our clients who are moving in and out to the eastern borders and of course to the west. This is also a very crucial part of the ongoing strategy. And of course we have this Eurasian market, Kazakstan, Azerbaijan, Georgia and Moldova, and we have a controlling interest in these companies, and it is going very well at this point of time and we have a fairly good number of subscribers there and then, last but not the least, is the Turkish business operation which is also today in a fairly good position and it’s developing very nicely in this point of time. So we have this, if you will, a market foot print from the Nordic and the Baltic perspective to the east and a little bit southeast from Finland and Sweden. When we talk about the international carrier, this international carrier is re-focused as Anders mentioned earlier. It provides wholesale international IP, capacity and voice services to large customers at selected high volume destinations in Europe and New York. Its services are based on the high capacity European and Trans-Atlantic network, the IP-network and the capacity selling with peering points in Europe and the US is kind of a main driver in international voice switches in selected destinations. I think that this is the kind of re-focused scope of the international carrier, it is supporting the domestic business, the so-called large business and then we work selectively in the IP networks.

Then we go to the synergies part and this has been the area. The combination of Telia and Sonera will result in significant synergies. We have spent a lot of time and effort to analyze all the potential areas of the synergies. We have confidence that we will deliver on our communicated targets. Before giving you all the details, I would like to give you some background as to how we have arrived at these synergy estimates and the announcement plan. Since the announcement of the transaction, a large number of people from both sides, from Telia and Sonera have participated in the work of analyzing the synergies. This effort has been led by the Integration Office, headed by Henri Harmia and Anders Brysse. With their aid, supported by a large number of the sub-groups, and the group working with the synergies have developed a detailed implementation plan. Our main focus has been to identify and specify synergies, related to cost and capital expenditures, we today are very comfortable that we can reach or exceed the communicated targets. We will not go over the physical numbers, the details are now coming: total amount of annual pre-tax cash flow synergies that we will be able to extract will exceed 300 million EUR, that’s 2.7 billion SEC from 2005 onwards. During 2003 and 2004 we expect to gradually arrive to the 2005 target level. Measuring on the month basis, we plan to achieve 20% of the annualized cost level and 30% of the annualized CAPEX synergies level by the end of the 2003. We expect the number to rise to 50% for cost synergies and 60% for the CAPEX synergies by the end of 2004. And 2005 we plan to achieve the full synergy potential. If we look closer to this compution of 300 million cash flow synergies, around 250 million will come from the cost synergies and 70 million will come from the CAPEX synergies and these are Euro of course. I will discuss the extract sources of the both cost and CAPEX synergies in a moment. The synergies drive from the wholly owned operations in the Nordic countries. On top of these synergies there are number of additional sources that have not been quantified and are therefore not included in 300 million estimates. For example, selling of Telia’s mobile operations in Finland, we expect also to derive additional synergies from additional interests outside of Nordic region, for example in Russia and the Baltic area. And finally of course there are cross-selling and opportunities we can do not calculated here. When we move to the cost synergies we expect to get these numbers distributed by this way. There are five sources of cost synergies: product and service development, IT systems and infrastructure, purchasing, network operations and production and corporate functions. The most important part of cost synergies is product and service development. We will for example eliminate the overlapping activities in products and competence development, product management and research. Both companies are today spending significant amounts of money on new service development for both fixed and mobile operations. These operations can now be combined. And that will give us a nice boost. IT systems and infrastructure is another important source of synergies: here we will move to common systems and infrastructures and as well as we eliminate overlapping platforms and activities across the company. We believe that the combined TeliaSonera will have an improved purchasing power, representing 18% of the total cost synergies. Network operations and production synergies are mainly derived from the sharing of best practices, modified roaming arrangements and unifying our network technologies and platforms. We will also make sure that all overlap activities including corporate functions will be studied.

If we look at the CAPEX synergies, we have also identified significant opportunities to reduce the combined capital expenditures for TeliaSonera. We estimate to reach the target level of ongoing CAPEX savings on 70 million in 2005. You can also see here the four main sources of synergies: Product & service development which is at 38%, Purchasing which is also 38%, IT systems and infrastructure contributes 20% and Network operations and production contributes 4%. I would also emphasize that we have developed a detailed implementation for all of these estimated synergies. The implementation plan reflects the new operational organizational structure and responsibilities; the main responsibility for implementing the planned synergies will be rolled down directly to the business line managers, and all key individuals have committed to their respected synergies and targets and that will be a part of their performance evaluation. So make no mistake: these are identified, people that are known who are driving these synergies and they are also known by everybody how those synergies will be carried out by operations. The number of individuals who have been specifically responsible for synergies in their respected areas and that will be a part of the whole thing. So as I said this is the key: we know that there is a clear plan, and people will be measured against these things. So I think I will now hand this presentation over to Kim, he will go through the financials.

Kim Ignatius, Executive Vice President, CFO, Sonera Corporation: Thank you, Harri. Good morning everybody. My name is Kim Ignatius. First of all I would like to say that I am very pleased to be here today, it has been a long process, very good to see things starting to move forward now. I will in my presentation cover some of the key financial indicators, for the new entity. I will also try to describe the financial position of the company and go over some of the strategies set forth for the unit. First of all, some basic assumptions and principles how we have put together the new entity all material has been prepared in accordance with IAS which is the accounting standard that Telia is using today, any differences with IAS compared to US GAAP or Finnish GAAP can be found in the exchange documentation. We have also consolidated the Baltic units that will be subsidiaries of TeliaSonera and have taken into consideration any requirements by the EU for the merger acceptance. When calculating the goodwill, we have taken the Q2 end information, using Telia’s share price at the end of Q2, and also using the equity of Sonera at the end of Q2. Based on these values, an equity of 18 billion – an equity of 2 billion EUR is being created and this is being amortized. As you can see, I’m having trouble with the Swedish currency, I was just getting used to the Euro. Also we are creating other tangible assets totaling 1.2 billion which on average is then being amortized over a period of 10 years. The total amortization will be on annual basis roughly 200 million EUR. The final combination will, however, be calculated based on transaction value and fair values of Sonera’s assets at the date of exchange of control.

Moving to pro forma financials: as you can see from this slide, we are creating a company with net sales close to 8 billion EUR, an underlying EBITDA of 2.4 billion EUR and EBITDA margin of 26.9%. What I would like to point out in this light is that in the pro forma adjustments column we do indicate that depreciation or amortization on the goodwill based on the assumption that the merger would have taken place from the beginning of the full year in 2001. Operating income before our associated companies 884 million EUR, plus a net income at the level 296 million EUR. The cash flow from operations for the full year was close to 1.6 billion EUR but the new entity would have had fairly extensive capital expenditure through all the businesses in the Swedish operations, in International Carrier, also in the networks operations throughout the company. Sonera had extensive investments or capital expenditures in the area of the new service businesses. Therefore the free cash flow for the year 2001 would have been a negative number, at the level of 770 million EUR. Moving towards 2002 and the first six months of the year, net sales at the level of 4.4 billion EUR and the underlying EBITDA at the level of 1.3 billion EUR. The EBITDA margin, here shown at the level of 30.5% and you can see that there is a clear improvement when compared to the full year of 2001. Not only an improvement on the combined entity level, but also an improvement for Telia and Sonera on stand-alone basis. The operating income before associated companies of negative number of 279 million EUR and net income, a negative number of 2.5 billion EUR. And this is because of the write-downs that mainly Sonera has taken during the six months of the year 2002. Cash flow from operating activities – pretty much on the same level that it was last year, a bit of improvement at the level of 851 million . Capital expenditure clearly below the level that we had in 2001. These trends leading to a free cash flow that was positive on the level of 243 million EUR. Because there has been a lot of non-recurring items, write-downs, during the periods reported here, what we have done here is that we have prepared an underlying profit statement for the consolidated operation deducting gains asset sales we have in 2001, major gains from selling VoiceStream and Powertel and some other assets. We have added back to the operational results here write-offs done during the periods, major write-downs in the area of International Carrier, also in the area of SmartTrust and in our Italian 3G venture Ipse. So comparing the underlying operating income before associated companies the full year 2001, 480 million, the six month period in 2002, representing the level of 376 million. So we have been able to create about 75% of last full year’s result this year already in six months. This is a major improvement in the profitability. Looking at the cash-generation, improvement in profitability, lower CAPEXes, those are the two trends right known leading to a free cash flow which in the first six months of this year is at the level of 243 million EUR when last year the full year number was minus 770 million. So this is a great achievement from the two entities. Looking at the balance sheet for the combined entity, just a few comments for your information of course: even if we only show Telia and Sonera here we have the Baltic subsidiaries consolidated into the numbers. The main change because of the merger can be seen in the equity line where of course we have calculated the impact of the share issue and in the intangible fixed assets where you see the impact of the goodwill created by the merger. Breakdown of net interest-bearing liabilities for Telia and Sonera, the total net interest-bearing liability at the level of 3 billion

EUR. On the right hand side, you see the calculation of the net interest bearing liability starting with the interest-bearing debt and deducting cash and marketable securities and also other interest-bearing receivables that the units have. When we compare the capital structure and the financial position with the other operators in the European market place, taking the interest-bearing debt, net of cash and short-term investments and comparing that to the underlying EBITDA, we can see that the TeliaSonera has one of the strongest financial positions among the European operators.

Shortly on the financial strategy: focus for the new entity will be on the long-term liquidity position, of course safeguarding the liquidity, but also making it possible to take action on relatively short period of time if opportunities arise for the company. We will definitely in any circumstances remain solid capital structure providing us with access to the capital markets but also providing us with efficient interest cost level. Sustaining a high level of financial flexibility, again to be able to make strategic moves when required. A part of the solid capital structure target is that it gives us the possibility to target no financial covenants in our loan documentation. To manage the risk in the area of financing, we will balance the combined debt of the portfolio – what comes to the maturity of the portfolio, the interest structure and any effects? structure. We will continue a stringent derivative policy which means that we will not take any speculative positions. To finish the financial presentation here, I would like to say that as you can see from the numbers there has been an increase in revenues, there will continue to be increasing revenues, both from the domestic market and also the growth markets outside our home base. We are showing a clear improvement in the profitability already this year. This trend will continue also when we go forward, the profitability’s improving on stand-alone basis and it will continue to improve because of the synergies that the new company creates. Definitely the focus will be on the CAPEX levels. Again, we’re already showing a positive trend and we will continue. Putting all these things together, the new entity in the future will have strong free cash flows. Thank you.

As you see, we strongly believe in our future. We have a clear strategy, we know what to do. We are ready to go and to start up the new company and we really believe that we can continue to improve our profits and cash flow by really implementing our focus strategy, giving our customers what they want. So that is a lot of potential in this company. Now I would like to review the offer conditions: the main condition of the offer is that we must have tendering by more than 90% of the Sonera’s shareholders. RATA has come up with a ruling and interpretation that there is no top-up payment in connection with the exchange offer. We also know that the cast offer for remaining shares will be based on the 12 month average price. So the situation is quite clear. We require the approval, of course, of the extraordinary shareholders meeting to take place on November 4th, to issue the new shares and to approve the new name and we need authorization for Stockholm, Helsinki and NASDAQ listing.

So what are we creating? We are creating a Nordic powerhouse. Leading Nordic and Baltic telecommunications company. We make sure that we make the best out of the two companies. It’s an enormous strategic fit, very strong complementary between the two companies as you have seen. We will create a very strong market leader with a much larger customer base, so we can really address a large market in our home market, the Nordic and the Baltic. Our position has very much strengthened in the growth areas outside our home market, not the least in Russia where the two companies holdings will put us in a much stronger position and make it possible to do something very good in Russia. Turkey, Eurasia – we will also have a very strong position. And in the International Carrier business, after re-focused at Telia and combined forces we can have profitable growth also in this area after we have come back to having fixed our International Carrier business at Telia taking it to positive cash flows. There are significant synergies to be had from this merger. We will have strong financial resources and cash flow and it will improve all the time and our long-term intention is of course to have a significant increase in both profits and cash flow. Our foot print and our market position and our customer base will be able to make it possible for us to attract the best partners, whether it is suppliers or other people we work together with, and that way we can use our Nordic position, as I said before, as a vehicle to take further steps in the consolidation of the European telecommunications services industry. But now, first it’s about getting the two companies together. And as both Harri and Kim have said before, after long preparations, we are ready to go. Now it’s down to the shareholders to take their view on this and I want the shareholders to know that we are creating a strong company with great potential. Thank you very much.

Q & A

An equity analyst: My question relates to the technicalities of the exchange offer. You are asking quite a bit from Sonera’s shareholders because at the current share price level the value of Telia’s shares for Sonera shareholders is about 4 Euro for share. But then if we look at this 12 month average price, the value of this disclosure to 5 Euro. So wouldn’t it pay for Sonera’s shareholders to wait for the cash offer?

Anders Igel: We want to be very clear on that we must have 90% of the votes. And it’s up to the shareholders to make the decision. And we have no intention to waive the 90% condition. I think that this is a very strong proposition. I hope and think that when we will present this further during our road show, people will recognize the value of this company and the strength of it. I’m very confident that all people really want this to happen. And because of that, I think that it will happen. You want to add anything to that, Harri?

Harri Koponen: No, it’s very clear. If you look at the potential of this new entity as the shareholders are supposed to look, and what we can create together and that is kind of a driving force behind this thing. And both main shareholders are supporting us. That’s also a very important factor.

A reporter: You said you have all the main shareholders supporting you. Can you basically give us a percentage right now, or name those? Also I understand that in your first press release there was no mention of this 90%. How did this come about?

Harri Koponen: The 90% has been there all the time. And about shareholders, I said two major shareholders are supporting us, Finnish state and Swedish kingdom. They are supporting this deal.

A reporter: Yes, but Sonera’s shareholders are the ones that are important.

Harri Koponen: I think that the Finnish state is still a Sonera shareholder.

A reporter: You still have 38% to go. 52% is the Finnish government share. There is still 37,2% % to go. What about those?

Kim Ignatius: There aren’t any commitments published from any other individual shareholders.

A reporter: So you have no indication...

Kim Ignatius: No. There is no reason to speculate.

Brett Young, Reuters: Can you give some sort of comment on the status of Telia Finland sale: there have been some speculation as to a buyer. Can you give us some ideas when we can hear about that?

Anders Igel: At the moment, no. We are continuing our efforts with Telia Finland’s business and we will do that in due course. We will inform you as soon as we have anything done.

Brett Young, Reuters: No timetable you can comment on at this time?

Anders Igel: No, not at this point in time.

A reporter: You say you have found considerable synergies. What will be the effect on the personnel of the both companies?

Anders Igel: It’s too early to say. We focus now on getting our act together and really bringing the two companies together. That’s the first thing that we will do. Once people are in charge people have gotten in place and taken their new responsibilities, we will start to take a view on eventual necessity to reduce the number of people. Of course there will be reductions in the number of people but the extent of where and how we would like to work together with our people to find out with respect to them, and honestly, that is not the very first priority. The first priority is to get the company up and running.

A reporter: But in a way when you count for the possible synergies, you count also the people. Will it be a big part of the personnel or some minor...?

Anders Igel: That is true. If we are going to be successful with the synergies it will mean certain reductions in the people. But as you have seen from the presentation with Harri, the sources of synergies come from others as well, it’s not just people.

A reporter: Just to make it clear: what would be the consequence if 90% of the shareholders wouldn’t accept the deal by November 8th?

Anders Igel: That is something that we don’t want to think about now. We hope and expect that we will get 90% and we have no intention to waive that condition.

Markus Pirttijoki, Aamulehti: What will happen to Sonera’s share in NASDAQ? What about Sonera’s operations in Spain, Italy and Germany? Will you support them in the future?

Kim Ignatius: What happens to Sonera’s listing in NASDAQ and also in Helsinki is that Sonera will get de-listed. It is the new entity that will be listed on NASDAQ instead of Sonera. What happens to the investments we have in Italy, Germany and Spain...Germany, as you know, we have made a decision a year ago not to fund the operation going forward anymore. We did make the decision together with our partner in Germany to cease operating in Germany in the current mode. It’s pretty much up to Telefonica and their Pan-European strategy if they do want to support the German unit going forward in, let’s say building option values for the assets. The same situation in Italy, the business has been put into hibernation and the shareholders are together looking at opportunities to start running the businesses when 3G and UMTS networks are a feasible operational business. But in regards to Spain, the situation is a little bit different. We do have a business plan going forward developing services for the Spanish market and have not taken any actions in our views on the value of that asset going forward.

Markus Pirttijoki, Aamulehti: But those operations, are they still existing in this new strategy?

Kim Ignatius: There’s really no change in our view regarding the 3G investments compared to earlier Sonera.

Brett Young, Reuters: Juts to clarify: what is the new Group’s attitude toward the Danish market? You said before that the focus is now perhaps a little bit more on organic growth in the near-term than trying to grow through acquisitions — is that indeed the case?

Anders Igel: For the time being, we continue to improve our Danish operations. We are improving quickly on the mobile side, we are getting customers so we are going for growth and profitable growth. In the longer perspective, we want to keep all the opportunities open in general and we want to become an even stronger player in the Nordic area. And in the very long perspective, as I said before, even so in the European context. But one step at a time. Now we focus on this combination.

A reporter: Going down the line into the future – do you see any further possibilities of merger with some other Nordic telecom, such as Telenor?

Anders Igel: As I said before, we don’t want to exclude anything but right now it is only to make this combination.

Harri Koponen: As we have said before, this is a platform for the future. It doesn’t say Nordic or any other. It’s a platform for the future consolidation.

So if everybody is satisfied I think it is now time for sound bites.

Forward-Looking Statements

This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

It is the responsibility of any persons receiving this document or any reproduction thereof in any jurisdiction other than Finland, Sweden and the United States to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required or observing any other formalities needing to be observed in such jurisdiction. Receipt of this document will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and in such circumstances it will be deemed to have been provided for information purposes only.

Due to restrictions under securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. You will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, as well as the Schedule TO and the Schedule 14D-9 once such documents are filed with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.